630, René-Lévesque Blvd. West
Suite 2500
Montréal (Québec) H3B 1S6
CANADA
T +1 514.866.2111
F +1 514.866.2116

CONSENT OF PATRICE LIVE, ENG.

British Columbia Securities Commission
Alberta Securities Commission
Autorite des marches financiers du Quebec
Manitoba Securities Commission
Newfoundland and Labrador Securities Commission
New Brunswick Securities Commission
Northwest Territories Securities Commission
Nova Scotia Securities Commission
Nunavut Registrar of Securities
Ontario Securities Commission
Prince Edward Island Securities Commission
Saskatchewan Securities Commission
Yukon Registrar of Securities
U.S. Securities and Exchange Commission

Toronto Stock Exchange
American Stock Exchange
Aurizon Mines Ltd.

Subject: Filing of the Technical Report – Joanna Property

I, Patrice Live, do hereby confirm that I am the qualified person under National Instrument 43-101 responsible for the preparation of sections 2, 3, 4, 6, 17.5, 18.1, 18.2, 18.6, 18.10 to 18.14 of the Technical Report Pre-Feasibility Study for the Hosco Deposit, Joanna Gold Project, prepared for **Aurizon Mines Ltd.** and dated December 22, 2009 (the "Technical Report").

I consent to the filing of the written disclosure of the Technical Report and any extracts from, or summary of the Technical Report in the News Release of Aurizon Mines Ltd. dated November 11, 2009 (the "News Release"), and to the public filing of the Technical Report.

I also certify that I have read the News Release and that it fairly and accurately represents the information in the Technical Report. I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the News Release contains any misrepresentation of the information contained in the Technical Report.

Signed at Montréal, Quebec this 22nd day of December, 2009

Patrice Live, Eng.

BBA Inc.

SGS

CONSENT OF MICHEL DAGBERT, ENG.

British Columbia Securities Commission
Alberta Securities Commission
Autorite des marches financiers du Quebec
Manitoba Securities Commission
Newfoundland and Labrador Securities Commission
New Brunswick Securities Commission
Northwest Territories Securities Commission
Nova Scotia Securities Commission
Nunavut Registrar of Securities
Ontario Securities Commission
Prince Edward Island Securities Commission
Saskatchewan Securities Commission
Yukon Registrar of Securities
U.S. Securities and Exchange Commission

Toronto Stock Exchange
American Stock Exchange
Aurizon Mines Ltd.

Subject: Filing of the Technical Report – Joanna Property

I, Michel Dagbert, do hereby confirm that I am a qualified person under National Instrument 43-101 responsible for the preparation of sections 7 to 15 and 17.1 to 17.4 (resource estimation) of the Technical Report Pre-Feasibility Study for the Hosco Deposit, Joanna Gold Project prepared for Aurizon Mines Ltd. and dated December 22, 2009 (the "Technical Report").

I consent to the filing of the written disclosure of the Technical Report and any extracts from, or summary of the Technical Report in the News Release of Aurizon Mines Ltd. dated November 11, 2009 (the "News Release"), and to the public filing of the Technical Report.

I also certify that I have read the News Release and that it fairly and accurately represents the information in the Technical Report. I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the News Release contains any misrepresentation of the information contained in the Technical Report.

Dated this 22nd day of December 2009 in Blainville, Quebec, Canada

Michel Dagbert, Eng.
Senior Geostatistician
SGS Geostat Ltd.

630, René-Lévesque Blvd. West
Suite 2500
Montréal (Québec) H3B 1S6
CANADA
T +1 514.866.2111
F +1 514.866.2116

CONSENT OF ANGELO GRANDILLO, ENG.

British Columbia Securities Commission
Alberta Securities Commission
Autorite des marches financiers du Quebec
Manitoba Securities Commission
Newfoundland and Labrador Securities Commission
New Brunswick Securities Commission
Northwest Territories Securities Commission
Nova Scotia Securities Commission
Nunavut Registrar of Securities
Ontario Securities Commission
Prince Edward Island Securities Commission
Saskatchewan Securities Commission
Yukon Registrar of Securities
U.S. Securities and Exchange Commission

Toronto Stock Exchange
American Stock Exchange
Aurizon Mines Ltd.

Subject: Filing of the Technical Report – Joanna Property

I, Angelo Grandillo, do hereby confirm that I am the qualified person under National Instrument 43-101 responsible for the preparation of sections 18.4, 18.9, 18.11, 18.15, 19 and 20 the Technical Report Pre-Feasibility Study for the Hosco Deposit, Joanna Gold Project, prepared for **Aurizon Mines Ltd.** and dated December 22, 2009 (the "Technical Report").

I consent to the filing of the written disclosure of the Technical Report and any extracts from, or summary of the Technical Report in the News Release of Aurizon Mines Ltd. dated November 11, 2009 (the "News Release"), and to the public filing of the Technical Report.

I also certify that I have read the News Release and that it fairly and accurately represents the information in the Technical Report. I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the News Release contains any misrepresentation of the information contained in the Technical Report.

Signed at Montréal, Quebec this 22nd day of December, 2009

Angelo Grandillo, Eng.

BBA Inc.

630, René-Lévesque Blvd. West
Suite 2500
Montréal (Québec) H3B 1S6
CANADA
T +1 514.866.2111
F +1 514.866.2116

CONSENT OF ENZO PALUMBO, METALLUGIST.

British Columbia Securities Commission
Alberta Securities Commission
Autorite des marches financiers du Quebec
Manitoba Securities Commission
Newfoundland and Labrador Securities Commission
New Brunswick Securities Commission
Northwest Territories Securities Commission
Nova Scotia Securities Commission
Nunavut Registrar of Securities
Ontario Securities Commission
Prince Edward Island Securities Commission
Saskatchewan Securities Commission
Yukon Registrar of Securities
U.S. Securities and Exchange Commission

Toronto Stock Exchange
American Stock Exchange
Aurizon Mines Ltd.

Subject: Filing of the Technical Report – Joanna Property

I, Enzo Palumbo, do hereby confirm that I am the qualified person under National Instrument 43-101 responsible for the preparation of sections 1, 16, 18.7, 18.8, 18.10, 18.12 of the Technical Report Pre-Feasibility Study for the Hosco Deposit, Joanna Gold Project, prepared for **Aurizon Mines Ltd.** and dated December 22, 2009 (the "Technical Report").

I consent to the filing of the written disclosure of the Technical Report and any extracts from, or summary of the Technical Report in the News Release of Aurizon Mines Ltd. dated November 11, 2009 (the "News Release"), and to the public filing of the Technical Report.

I also certify that I have read the News Release and that it fairly and accurately represents the information in the Technical Report. I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the News Release contains any misrepresentation of the information contained in the Technical Report.

Signed at Montréal, Quebec this 22nd day of December, 2009

Enzo Palumbo, Metallurgist.

BBA Inc.